                            Charles Biscieglia
                            5 Marshall Drive
                            Egg Harbor Township, NJ 08234

                            May 18, 2006

Board of Directors
c/o Edward Graham, Chairman
South Jersey Industries
1 South Jersey Plaza
Folsom, NJ 08037

To the Board of Directors of South Jersey Industries:

It is with great pride and hopeful expectation for SJI’s continued success that I offer my resignation as a member of South Jersey Industries’ board of directors, effective June 1st, 2006.

My departure from SJI predicates the achievement of a successful transition between my tenure as president, CEO and chairman to Ed Graham’s leadership. I leave this position with great confidence in this board’s competencies and its proven commitment to fair representation of the shareholder as well as to equal protection of the company’s best interests

I strongly believe that former executives should guide, advise and foster strong successions then, once the transition has been successfully made -- as in the case today -- step aside to allow the next generation to lead. I am confident that with the direction of the board firmly in place, it’s the appropriate time for me to step down.

Further, my resignation will allow me to focus more on my new duties as chairman of the Board of Trustees at Shore Memorial Hospital where I will be helping the hospital navigate the challenges of the ever-changing healthcare industry.

In closing, I deeply appreciate the impeccable service and outstanding personal and professional commitment that each director lends to this board and I thank all of you for the support you’ve given me over the years. I wish each of you continued success in the years ahead.

Sincerely,

/s/ Charles Biscieglia
Charles Biscieglia